February 17, 2015

VIA EDGAR

Kathryn Jacobson, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Youku Tudou Inc. (the “Company”)
Responses to the Staff’s Verbal Queries dated December 12, 2014 and January 29, 2015

Dear Ms. Jacobson:

To follow up the discussions that the Company had with the staff of the Securities and Exchange Commission (the “Staff”) on conference calls dated December 12, 2014 and January 29, 2015, this letter sets forth the supplemental information that the Company committed on these conference calls to furnish to the Staff and its assessment as to the appropriateness of continuing to classify purchases of licensed content as investing activities in its statement of cash flows. The dictated comments and queries are presented below in bold and followed by the Company’s responses.

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1.                                      In response to questions raised by the Staff on December 12, 2014, the Company respectfully also submits the following supplemental information.

Scope of broadcaster guidance

The Company believes that it is considered a broadcaster and within the scope of ASC 920.

A Broadcaster is defined in ASC 920-10-20 as “an entity or an affiliated group of entities that transmits radio or television program material.” There are some differences in the business models between traditional television broadcasters and internet television companies including how programming is transmitted vs. streamed and how advertising placements are made and programming content is monetized.  However, the Company believes that fundamentally, similar to a broadcaster, its business is dependent on the acquisition of content to drive viewership, and monetizing that content through advertising placements.

The majority of the Company’s content consists of television serial dramas, movies, variety shows, animation and music, etc., and is largely the same content that is transmitted on television and in fact, usually transmitted in traditional forms on television, in movie theaters etc. prior to being available for distribution online. In this sense, the Company is streaming television-program like material to targeted audiences, i.e., the viewers of the Youku.com and Tudou.com websites (“Platforms”) owned by the Company.

In determining whether the Company is a broadcaster and within the scope of ASC 920, it also considered that other digital distributors, such as Netflix, consider themselves broadcasters and account for their programming rights in accordance with ASC 920. Based on the Company’s knowledge, there is limited diversity in practice within the industry for those companies that apply United States generally accepted accounting principles (“US GAAP”).

In addition, ASC 920-10-15-2 states that “ASC 920 applies to all entities that are considered broadcasters, with the following exception: a. Broadcasters that own the film (program material) shown on their cable, network, or local television outlets (for guidance see Topic 926).”

Other than user-generated content, the vast majority of content exhibited by the Company is licensed rather than owned. As of December 31, 2013, the carrying values of licensed content and self-produced content was RMB345.8 million and RMB7.6 million, respectively. In addition, the Company does not substantially engage in physical production of film, episodic or other online video content to replenish its content library. After consideration of these key factors, the Company does not believe it meets the scope exception and therefore, the Company would be considered a broadcaster.

Scope of guidance to be applied to non-monetary sublicense transactions

Although the Company has concluded that it is a broadcaster, the Company has concluded that its nonmonetary exchange of sublicense rights is not within the scope of ASC 920-845. Rather, the accounting for such nonmonetary exchange of sublicense rights would be within the scope of ASC 845.

ASC 920-845 provides specific accounting guidance to broadcasters to account for certain nonmonetary transactions. ASC 920-845-25-1 states that “broadcasters may barter unsold advertising time for products or services. Barter revenue shall be reported when the commercials are broadcast, and the merchandise or services received shall be reported when received or used. If the merchandise or services are received prior to the broadcast of the commercial, a liability shall be reported. If the commercial is broadcast first, a receivable shall be reported.”

Barter under 920-845-20 is defined as “[t]he exchange of unsold advertising time for products or services. The broadcaster benefits (provided the exchange does not interfere with its cash sales) by exchanging otherwise unsold time for such items as programs, fixed assets, merchandise, other media advertising privileges, travel and hotel arrangements, entertainment, and other services or products.”

The Company’s practice of nonmonetary exchange of sublicense rights, whereby the Company exchanges content for other content with a counterparty, is different from the barter transactions described above, because neither party is exchanging unsold advertising time. Rather, they are exchanging the content itself. Therefore, even though the Company is a broadcaster, the Company’s nonmonetary exchanges are not within the scope of ASC 920-845. Instead, the nonmonetary exchange will be accounted for within the scope of ASC 845 (since none of the scope exceptions in ASC 845 apply).

Exceptions to fair value accounting in ASC 845

ASC 845-10-30-3 provides three exceptions to the general principle of accounting for nonmonetary transactions at fair value. If any of the three exceptions are met, the accounting for the nonmonetary exchange transaction would be based on the book value of the asset given up, with no gain or loss recognized (except to the extent that the transaction involves “boot”). One of the exceptions in ASC 845-10-30-3 is that “the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange”. ASC 845-10-30-15 and 16 discuss this exception in the context of purchases and sales of inventory with the same counterparty. ASC 845-10-30-16 states “all other nonmonetary exchanges of inventory within the same line of business shall be recognized at the carrying amount of the inventory transferred”.

The Company has analogized its content to inventory, consistent with industry practice (see below for a further discussion). The exchange of content sublicense rights is an exchange of content used by both parties in the same line of business to facilitate selling access to content to customers other than parties to the exchange (advertisers). Therefore, the Company has asserted the inventory for inventory exception to fair value accounting under ASC 845. Accordingly, the Company recorded these nonmonetary exchanges at the carrying values of the content surrendered.

Evaluation of whether licensed content is considered productive assets or inventory

ASC 845-10-20, Nonmonetary Transaction, Overall — Glossary defines “productive assets” as follows: “Productive assets are assets held for or used in the production of goods or services by the entity. Productive assets include an investment in another entity if the investment is accounted for by the equity method but exclude an investment not accounted for by that method. Similar productive assets are productive assets that are of the same general type, that perform the same function, or that are employed in the same line of business.

The Company respectively advises the Staff that it does not believe its licensed content meets the definition of a productive asset and is more akin to inventory for the following reasons:

•                  The treatment of licensed content as inventory is consistent with other media and entertainment companies (e.g., Time Warner, 21st Century Fox, Viacom, Disney, CBS, Comcast and Netflix) that classify programming rights as inventory or something akin to inventory, such as “programming rights” or “content library”, on their balance sheet. Further, unlike productive assets, broadcasters are required to classify licensed content between current and non-current assets based on a content title’s estimated time of usage. In addition, these media and entertainment companies present the amortization of the licensed content within cost of revenues, similar to the expensing of inventory within cost of goods sold.

•                  The licensed content does not meet the definition of a productive asset in ASC 845-10-20. In addition, the content does not change form or functionality after acquisition (unlike other intangible productive assets, such as an in-process research & development product candidate, which is developed further to generate a commercial product). Instead, the licensed content is purchased to attract viewership, which enables the Company to generate revenues from selling advertisers the “access” to place their advertisements in the licensed content, not the licensed content itself. Thus, the broadcast of licensed content is effectively monetized through the sale of advertisements placed when streaming that content (e.g., advertisements). As such, the nature of the licensed content is more akin to inventory as opposed to a productive asset. The Company believes its productive assets would include the servers it has acquired to stream the content and developed technology.

•                  Broadcasters are required to measure licensed content at its net realizable value, which is more akin to the recoverability assessment for inventory (i.e., lower of cost or market subject to a ceiling (net realizable value) and a floor, as opposed to the impairment model used for productive assets.

•                  The Company believes that the intent behind the exception in ASC 845-10-30-3 is that revenue should not be recognized before there has been a culmination of the earnings process. The Company does not believe that the nonmonetary exchange of licensed content for licensed content results in the culmination of an earnings process for the following reasons: (1) the Company can continue to generate advertising revenues by using the content licensed out on its own websites; (2) the Company can generate cash flows from additional sublicenses out of its content; and (3) the Company can generate advertising revenues from the content received from the counterparty. As the intention is to use both the content given up and the content received from the exchange transaction to generate direct advertising revenue, the nature of the asset is more akin to inventory as opposed to a productive asset.

Consequently, the Company believes its content is more akin to inventory, and does not believe its content meets the definition of “productive asset”.

The Company is aware of a company in the industry that recognizes exchanges of content at fair value (because it appears to consider its content to be a productive asset). However, that company’s business model differs from the Company’s in two respects. First, the majority of that company’s revenues came from software subscription revenues and other online services (e.g., gaming). The software subscription offers its subscribers access to high-speed online acceleration services, online streaming and other access privileges. That is, it appears that the other company’s content underlies not only its advertising business (a smaller proportion of that company’s total revenues), but also its predominant software subscription business. The Company believes that this is a fundamental difference in business models, which may explain why that company views its content as a productive asset and the Company views its content as inventory.

The second difference between the other company and the Company is that we understand that the other company expects sublicensing revenue to be a significant revenue stream and a fundamental component of its business model (and therefore, it would seem that they expect the number of nonmonetary exchanges to increase in the future). The Company does not have this strategy, as described in its response to 4)b) to the Staff in the response letter dated January 16, 2015. Thus, the Company believes that there are fundamental differences in the business models between the Company and the other company in the industry that would explain why the other company might conclude that its content is a productive asset, whereas the Company views its content as inventory. As discussed above, the Company believes that its operations and business model is more aligned with the aforementioned broadcasters (i.e., media and entertainment companies) who view their programming rights as inventory.

2.                                      Tell us why the acquisition of licensed content continues to be appropriately classified as an investing activity in the Company’s statement of cash flows.

If the Staff does not object to the Company’s treatment of its licensed content as akin to inventory, the Company respectively advises the Staff that the Company believes that the classification of cash flows related to the acquisition of licensed content as an investing activity is acceptable because ASC 920-350 Intangibles—Goodwill and Other does not provide explicit guidance on the appropriate classification of cash flows related to licensed programming rights. Given the lack of guidance, the Company has applied judgment in determining the appropriate cash flow classification and believes that presenting the acquisition of licensed content as an investing activity is a reasonable interpretation. For the users’ benefit, the Company has disclosed on the face of its cash flow statement the acquisition of licensed content as a separate line item within investing cash outflows.

Additionally, the industry guidance in ASC920 characterizes licensed programming rights as having elements akin to both inventory and productive assets. For example, ASC 920-350-35-3 requires broadcasters to perform an assessment of recoverability for licensed programming rights based on net realizable value (“NRV”), which is more akin to inventory. On the other hand, ASC 920-350 requires licensed programming rights to be amortized subsequent to initial recognition, which is more akin to the accounting for productive assets. As a result, the Company wishes to highlight to the Staff that given that the accounting for licensed contents pursuant to ASC920 contains elements of inventory and productive asset accounting; inherent inconsistencies in the accounting for the Company’s licensed content will exist regardless of the Company views on classification of licensed programming on the statement of cash flows. Accordingly, the Company believes there is basis for classification as investing cash flows.

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact the undersigned at (86 10) 5885-1881 (ext. 7746) or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ Michael Xu
Michael Xu
Chief Financial Officer
Youku Tudou Inc.

cc:	Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom
Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP